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07024302

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tim Co Energy Plc

*CURRENT ADDRESS Sixty Circular Road
Douglas
Isle of Man 1M1 1SA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35091 FISCAL YEAR 09/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 6/11/07



082-35091

TomCo Energy Plc
(formerly Netcentric Systems plc)
Annual Report and Accounts 2006

AR/S
9-30-06

Netcentric Systems plc

01 Corporate statement
02 Chairman's statement
04 Board of Directors and Company information
06 Directors' report
09 Independent auditors' report
10 Income statement
11 Statement of total recognised income and expense
12 Balance sheet
13 Cash flow statement
14 Notes to the financial statements
30 Notice of Annual General Meeting
31 Form of proxy

Netcentric Systems plc, during the financial year ending 30 September 2006, started the long course to evolve from being an AIM "shell" company to a genuine player in the oil markets by acquiring 230 million barrels of oil shale reserve assets in the State of Utah, USA.



"The appointment of Howard Crosby to our Board in March this year heralded a change in our focus in respect to the search for a new business for the Company."



- New and well known oil and gas investor, Howard Crosby, takes control of the Company in March 2006.
- EGM results in May permits Company to raise new funds and explore merger candidates.
- Private placement primarily with USA investors gave Company liquidity to explore merger candidates.
- Proposed acquisition of The Oil Mining Company Inc. completed post 30 September 2006 year-end.



The appointment of Howard Crosby to our Board in March this year, after he purchased 29.9% of the Company from PSG Solutions Plc, heralded a change in our focus in respect to the search for a new business for the Company. Howard's success with US based oil and gas and resource companies has guided us in this direction for a suitable "reverse" takeover where we can, in the future, take great advantage from his superior knowledge and expertise. As a result, we are now in the "due diligence" stage of an acquisition in the US energy sector which we are expecting to close before Christmas.

Owing to the change of the Stock Exchange rules with regard to "investment" or "shell" companies like Netcentric (Rule 15), which resulted in the suspension from trading of the Company's shares on AIM on 30 June 2006, there is great pressure on the Board to complete an acquisition transaction before the end of the year so that our AIM facility will not be cancelled on 31 December 2006.

During the year the two Non Executive Directors Emanuel Mond and Paul Hughes stepped down from the Board when Howard Crosby was appointed and again I would like to thank them both for their wise counsel and help during the whole period that they have been Directors of the Company. Paul Hughes was subsequently re-appointed to the Board on 31 October 2006 to help guide the Company through its new plans.

Stephen Komlósy
Chairman
21 December 2006

Board of Directors and Company information

Gerard Maurice Thompson
Executive Director
A Yale University graduate with postgraduate training at Johns Hopkins University, University of Miami and the Open University, Gerard's early career was in investment banking, marketing, new business development and corporate finance, latterly in natural resources. A former public company chairman of Energy Technique PLC, currently, he is a director of one other public company trading on AIM, Croma Group PLC as well as two UK private companies. Gerard Thompson has over 20 years of banking experience working with leading investment banks including Merrill Lynch, Smith Barney and American International Group in the Caribbean, Spain, France and the UK as well as 15 years' experience with both private and public companies as a director and a senior level manager. He specialises in manufacturing and distribution, natural resources and IT. As a business consultant, he has spearheaded several turn arounds, providing increased value to shareholders, both public and private. Gerard Thompson is active in promoting small and medium sized business causes through legislative change and is a member of the Genesis Patrons Group, advising Parliament on small business needs. He is an independent, qualified and accredited mediator and is married with two children. He has been a Director of the Company since May 1999.

Stephen Anton Komlósy
Executive Chairman
Stephen has over 45 years' experience in business as a proprietor and director of a number of public companies operating both in the UK and the USA. Retiring as executive chairman of AIM quoted investment company PSG Solutions Plc in October 2005, with John May, he had taken the company from a negative asset position to over £20m over a five year period, moving the Company to OFEX and then to AIM. Previously, he was instrumental in the flotation of PremiSys Plc on AIM and Avatar Systems Inc on NASDAQ OTC Bulletin Board. He has been a director of a number of public companies including Branon Plc, a listed industrial holding company, which he co-founded, operating in the supply of equipment to the oil business and as a manufacturer for the MOD, co-founder of LPO, a West End property and theatre owner and producer, Pavilion Leisure Plc and the Laurie March Group of companies, a property and cinema group which he was instrumental in floating.

John Joseph May
Finance Director
John is a Chartered Accountant with a degree from the University of London. He did his postgraduate studies at the University of Bath Management School. John is currently a director of numerous UK and USA listed investment companies on the AIM market and the NASDAQ OTC Bulletin Board. His latest involvement in March 2006 is as a director of Platinum Diversified Mining Plc. This company quoted on AIM raised $80 million for mining investments. Also in March 2006 he was appointed non executive chairman of Southbank UK Plc, which floated on the Channel Islands Stock Exchange with a market capitalisation of £30 million. Formerly John was the finance director for another AIM listed investment company, PSG Solutions Plc and also was a non executive director of AIM listed Croma Group Plc. John is also active in UK politics and is the current policy director and deputy chairman of The Small Business Bureau Limited (SBB) and deputy chairman of The Genesis Initiative – lobbying groups to Government on behalf of Small Businesses (SMEs) He has close personal liaison with All Party Parliamentary Groups in relation to small businesses in the Palace of Westminster, the European Commission and the European Parliament. These activities are altruistic and aimed at making the UK among the best places in the World to do business in. Until 1994 John was a partner for 17 years with International Accountancy firm Horwath Clark Whitehill.

Isle of Man Company number
36210C

England and Wales Company Number
FC022829

Country of domicile
Isle of Man

Directors
Stephen Komlósy
Executive Chairman

Gerard Thompson
Executive Director

John May FCA
Finance Director

Howard Crosby
Executive Director

Secretary
John May

Auditors
Milsted Langdon
Winchester House
Deane Gate Avenue
Taunton
Somerset TA1 2UH

Registered office
2nd Floor
Sixty Circular Road
Douglas
Isle of Man IM1 1SA

Howard Crosby
Executive Director

Howard has over 30 years in the investment banking industry and has founded and managed over 15 publicly traded companies. His emphasis is on the mining and natural resources sector. Early in his career he was the vice president of UNC Nuclear Industries, a division of United Nuclear Corporation, which at the time was extensively involved in uranium exploration and production in the western United States. He was also the chairman and chief executive officer of Cadence Resources Corporation (now Aurora Oil and Gas) until October 2005. He was one of the original founders and was instrumental in growing its market capitalisation from under $1 million to over $450 million. Aurora is currently listed on the American Stock Exchange. Howard is also a director of White Mountain Titanium as well as a director of High Plains Uranium. Both companies are listed on the public markets in North America. Howard is also a director and the driving force behind Platinum Diversified Mining Plc, a Special Purpose Acquisition Company (SPAC) that was recently funded and floated on the AIM market in London for $80 million. Platinum will be making acquisitions in the mining and natural resources sectors throughout the world.

Paul Martyn Hughes
Non Executive Director

Paul spent the first 17 years of his career working for Lloyds Bank plc in a management capacity dealing with graduate recruitment, training management and providing management consultancy to major clients of the bank including risk management. Since 1996 he has been the group managing director of the Gadd Group (Development and Contracting Group) and has been the non executive director of several private companies including Minsterstone Limited, Norian (UK) Limited, Metrodiner Limited and eleven others. He is currently chairman (South West) of Clydesdale Bank. Paul is also a director of the British Institute for Brain Injured Children, a national charity.

Solicitors
Wallace LLP
1 Portland Place
London W1B 1PN

Nominated adviser and broker
Strand Partners Limited
26 Mount Row
London W1K 3SQ

Bankers
Investec Bank
2 Gresham Street
London EC2V 7QP

Barclays Bank plc
Park House
Newbrick Road
Stoke Gifford
Bristol BS3Y 8ZJ

Wachovia Bank NA
1525 West W.T. Harris Boulevard
Charlotte, N.C.
28262
USA

Registrars
Computershare Investor Services plc
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

The Directors submit their report and the financial statements of Netcentric Systems plc for the year ended 30 September 2006.

Principal activity
The principal activity of the Company is that of a cash shell.

Review of the business and future developments
A review of the Company's business and activities during the year together with its prospects for the future is contained in the Chairman's statement.

Results and dividends
The income statement is set out on page 10. The Directors do not propose the payment of a dividend.

Directors
Directors who served on the Board during the year were as follows:

Gerard Thompson

Stephen Komlósy

John May FCA

Howard Crosby (appointed 15 March 2006)

Emanuel Mond (resigned 15 March 2006)

Paul Hughes (resigned 15 March 2006, re-appointed 31 October 2006)

Directors' interests in shares
Directors' interests in the shares of the Company, including family interests, were as follows:

	30 September 2006		30 September 2005	
	Ordinary shares 0.5 pence	**Share warrants**	Ordinary shares 0.5 pence	Share warrants
S A Komlósy	—	—	—	**
G M Thompson	**594,059***	—	594,059*	5,736,744
J J May FCA	—	—	—	**
H Crosby	**41,780,632**	—	—	—
P M Hughes	—	—	—	—
E Mond	—	—	—	—

* These shareholdings are held through HSBC Global Custody Nominee (UK) Limited.

** At 30 September 2005, Stephen Komlósy and John May were entitled equally between them to 50% of any gain realised upon the exercise and sale of ordinary shares relating to 11,473,488 share warrants, which had been issued to PSG Solutions plc. On 26 April 2006 it was agreed by the Board of Directors that the warrants be transferred to the Company for nil consideration. It was also agreed that both Stephen Komlósy and John May would be transferred a warrant to subscribe for 5,736,744 ordinary shares of 0.5 pence each in the capital of the Company by the Company. On 12 September 2006 all Directors' warrants were tendered for surrender, pending a new acquisition for the Company and the issue of a new warrant scheme for the Company.

Details of the share warrants can be found in note 15.

Substantial shareholdings

The Directors of the Company have been notified of the following substantial interests at 7 November 2006 including the shareholdings listed under Directors above:

	Number of ordinary shares of 0.5 pence each	Percentage of issued share capital
H Crosby	41,780,632	25.12%
Pershing Keen Nominees Limited	14,055,460	8.45%
Barclayshare Nominees Limited	12,154,982	7.31%
TD Waterhouse Nominees (Europe) Limited	8,027,406	4.83%
R E Wheeler Jr	5,000,000	3.01%

Payments of creditors

Although the Company does not follow a code, the Company's policy is to negotiate payment terms with its suppliers in all sectors to ensure that they know the terms on which payment will take place when the business is agreed, and to abide by those terms of payment.

The Company's creditor payment days as at 30 September 2006 for trade creditors were 53 days (2005: 2 days).

Going concern

The Directors consider, after making appropriate enquiries, that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Insurance of key management

The Company maintains Directors and officers' liability insurance cover for Netcentric Systems plc's Directors in respect of their duties as Directors of the Company.

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act 1931 to 2004 applicable to companies reporting under IFRS. The Directors are required by Isle of Man Company law to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the Company's profit, or loss for the year. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable International Financial Reporting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Isle of Man Companies Act 1931 to 2004. They are also responsible for safeguarding the assets of the Company and for taking reasonable steps for preventing and detecting fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdiction.

Auditors

The auditors, Milsted Langdon have indicated their willingness to continue in office in accordance with Section 12(2) of the Companies Act 1982.

By order of the Board

John May
Company Secretary
21 December 2006

Independent auditors' report
To the members of Netcentric Systems plc

We have audited the financial statements of Netcentric Systems plc for the year ended 30 September 2006, which comprise the income statement, the statement of total recognised income and expense, the balance sheet, the cash flow statement and the related notes. These financial statements have been prepared under the historical cost convention and the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 15(1) of the Companies Act 1982. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of the Directors and the auditors
As described in the statement of Directors' responsibilities the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Isle of Man Companies Acts 1931 to 2004 and whether in our opinion the information given in the Directors' report is consistent with the financial statements.

We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we have also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of the affairs of the Company as at 30 September 2006 and of the loss of the Company for the year then ended and have been properly prepared in accordance with the Isle of Man Companies Acts 1931 to 2004.

The information given in the Directors' report is consistent with the financial statements.

Emphasis of matter – going concern
In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of the disclosures made in note 1 concerning the Company's ability to continue as a going concern. The Company has incurred a net loss of £127,000 during the year ended 30 September 2006 and, at that date, the cash and cash equivalents were £83,000. These conditions, along with the other matters explained in note 1 to the financial statements, indicate the existence of a material uncertainty, which may cast significant doubt about the Company's ability to continue as a going concern. The financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

Milsted Langdon
Chartered Accountants and Registered Auditors, Taunton
21 December 2006

Income statement
For the financial year ended 30 September 2006

	Note	2006 £'000	2005 £'000
Continuing operations			
Revenue	2	—	—
Cost of sales		—	—
Gross profit		—	—
Administrative expenses	2	**(131)**	(83)
Operating loss		**(131)**	(83)
Interest receivable and similar income	3	**4**	6
Loss before taxation	4	**(127)**	(77)
Taxation	5	—	—
Loss for the year	2	**(127)**	(77)
Attributable to equity holders of the Company		**(127)**	(77)

Earnings per share		2006 Pence per share	2005 Pence per share
From continuing and discontinued operations			
Basic	7	**(0.09)**	(0.06)
Diluted	7	**(0.09)**	(0.06)
From continuing operations			
Basic	7	**(0.09)**	(0.06)
Diluted	7	**(0.09)**	(0.06)

The financial information above may not be representative of future results; for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from the historical ownership structure.

Statement of total recognised income and expense
For the financial year ended 30 September 2006

	Note	2006 £'000	2005 £'000
Loss for the financial period	2	**(127)**	(77)
Net losses recognised directly in equity		**(127)**	(77)
Total recognised income and expense for the year		**(127)**	(77)
Attributable to the equity shareholders of the Company		**(127)**	(77)

Balance sheet
As at 30 September 2006

	Note	2006 £'000	2005 £'000
ASSETS			
Non-current assets			
Property, plant and equipment	8	**2**	—
Available for sale investments	9a	**94**	—
		96	—
Current assets			
Trade and other receivables	10	**86**	99
Cash and cash equivalents	11	**83**	3
		169	102
LIABILITIES			
Current liabilities			
Trade and other payables	12	**(47)**	(28)
		(47)	(28)
Net current assets		**122**	74
Net assets		**218**	74
SHAREHOLDERS' EQUITY			
Share capital	14	**832**	699
Share premium account		**188**	50
Retained earnings		**(802)**	(675)
Total equity	16	**218**	74

Approved by the Board on 21 December 2006 and signed on its behalf by:

John May
Director

Stephen Komlósy
Director

Cash flow statement
For the financial year ended 30 September 2006

	Note	2006 £'000	2005 £'000
Cash flows from operating activities			
Cash generated from operations	17	**(99)**	(165)
Interest received	3	**4**	6
Net cash used in operating activities		**(95)**	(159)
Cash flows from investing activities			
Purchase of equipment		**(2)**	—
Purchase of investments		**(94)**	—
Net cash used in investing activities		**(96)**	—
Cash flows from financing activities			
Issue of share capital		**271**	—
Net increase/(decrease) in cash and cash equivalents		**80**	(159)
Cash and cash equivalents at beginning of financial period		**3**	162
Cash and cash equivalents at end of financial period	11	**83**	3

Significant non cash transactions
The loan outstanding from Coolcharm Gold Mining Company Limited of £94,214 was repayable on demand. On 20 March 2006 the loan was duly settled in full by the issue of 471,070 ordinary 0.0001 pence shares at 20 pence per share in accordance with the terms of the original loan agreement.

Notes to the financial statements
For the financial year ended 30 September 2006

1. Accounting policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

1.1 Basis of preparation
The Company's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act 1931 to 2004 applicable to companies reporting under IFRS. The financial statements have been prepared under the historic cost convention modified by the revaluation of certain fixed assets.

This is the Company's first financial statements prepared under IFRS and therefore, IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied. The last financial statements that were prepared under UK Generally Accepted Accounting Principles (UK GAAP) were for the year ended 30 September 2005. An explanation of the transition to IFRS is provided in note 21.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Company has consistently applied all applicable accounting standards.

The financial statements for the year ended 30 September 2006 has been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The Company does not currently have funds available to continue in operational existence for the foreseeable future with its current level of expenditure, which has resulted in a loss of £127,000 for the year ended 30 September 2006.

The Directors have targeted a Company through which a reverse takeover should be achieved subject to the successful passing of relevant resolutions to include a fundraising exercise at the Extraordinary General Meeting (EGM) set out in the reverse takeover, placing and readmission to AIM document and the successful conclusion to the placing.

Whilst the Directors are presently uncertain as to the outcome of the EGM and the placing, they believe that it is appropriate for the financial statements to be prepared on the going concern basis.

The financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

1.2 Exemption from preparation of group financial statements
In accordance with Section 4(2)(b)(i) of the Companies Act 1982 the Company has not included its remaining subsidiary Company in the Group financial statements because the subsidiary has been struck off during this financial year.

Details of the Company's former subsidiary are given in note 9.

These financial statements present information about the Company as an individual undertaking and not about its former Group.

1.3 Segmental reporting
A business segment is a Group of assets and operations engaged in providing products or services that are subject to risks and rewards that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and rewards that are different from those of segments operating in other economic environments.

1.4 Interest income
Interest income is recognised on a time-proportion basis using the effective interest method.

1. **Accounting policies** continued

1.5 Taxation

Taxation expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profits for the financial period using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. If deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversals of the temporary differences is controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

1.6 Foreign exchange

a) Functional and presentational currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Sterling is the Company's functional and presentational currency.

b) Transactions and balances

Transactions denominated in foreign currencies are translated into the respective functional currency at average monthly rates. Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rates ruling at the balance sheet date. Differences on exchange are taken to the income statement.

1.7 Operating leases

Rentals payable under operating leases, net of lease incentives, are charged to the income statement on a straight-line basis over the period of the lease.

1.8 Tangible fixed assets

Equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Computer equipment – three years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within other (losses)/gains – net, in the income statement. When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

1. Accounting policies continued

1.9 Available for sale investments

The Company classifies its investments as available for sale financial assets.

Available for sale financial investments are non-derivative assets. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date. Investments are initially recognised at cost plus any transaction costs and are subsequently carried at fair value. If a fair value for an investment cannot be calculated, that investment will be carried at cost.

Quoted investments held as fixed assets are stated at market value at the balance sheet date. Market value is stated at mid market price as quoted on the relevant stock market or matched bargain facility. Where the Directors consider that the market for an investment is not liquid, or that price fluctuations within the market deem the current market value inappropriate, the investment is listed at the mid market price with an appropriate adjustment to reflect these perceptions.

The aggregate surplus arising on the revaluation of an investment where there is a facility for the disposal of shares is transferred to the revaluation reserve. Any deficit arising on revaluation which is deemed to represent an impairment in value is charged to the income statement unless it related to an investment whose value had been increased in a previous period in which case the deficit is netted off against that investment's revaluation reserve before any excess is charged to the income statement.

Any realised gain or loss resulting from the disposal of an investment is recognised in the income statement after charging the amount of any revaluation previously shown in the revaluation reserve.

An impairment test is performed annually on the carrying value of the investment. An impairment loss is recognised for the amount by which the assets carrying value exceeds its recoverable amount.

1.10 Trade receivables

Trade receivables, defined as loans and receivables in accordance with IAS 39, are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method for any doubtful amounts. A provision for impairment of trade receivables is established when there is evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets carrying amount and the present value of future cash flows discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

Any other trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

1.11 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at the bank and other short term liquid investments with original maturities of three months or less.

1.12 Trade payables

Trade payables, defined as financial liabilities in accordance with IAS 39, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Any other trade payables are stated at cost.

All of the trade payables are non-interest bearing.

1.13 Share capital

Ordinary shares are classified as equity.

1. Accounting policies continued

1.14 Share-based payments

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

1.15 Financial risk management

Financial risk factors

The Company has investments in equity instruments that operate primarily outside of the UK. This together with receivables expose the Company to a variety of financial risks that include the effects of changes in debt market prices, foreign currency exchange rates, credit, equity securities prices, liquidity and interest rates.

The size of the Company makes it impractical for the Board of Directors to delegate responsibility for the management of financial risk and the Executive Directors as a body keep aware of the issues that affect their financial instruments to enable prompt identification of financial risks so that appropriate actions may be taken. The Directors have not set out procedures to deal with foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk.

(a) Foreign exchange risk

The Company has financial instruments in the US. The Company is exposed to foreign exchange risks primarily to the US Dollar. The Company holds equity investments that are either US companies or have US operations. In addition the Company holds cash in US Dollar bank accounts.

(b) Interest rate risk

The Company has interest bearing assets. These include a loan to a UK Company at a fixed rate of 6%, and cash held in interest bearing bank accounts received at variable rates of interest.

(c) Credit risk

The Company has no significant concentrations of credit risk as a result of its limited operations. The Company has made a loan to a UK unlisted Company which is unsecured.

(d) Liquidity risk

The Company holds a significant proportion of its available assets in immediate access bank accounts. The Company does not hold any facilities available for draw down with the exception of its cash resources.

(e) Price risk

The Company is exposed to equity securities price risk on investments held by the Company. The Company is not exposed to any commodity price risk.

1. Accounting policies continued

1.16 New standards and interpretations

During the year, the International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Committee (IFRIC) issued the following standards and interpretations which are effective for annual accounting periods beginning on or after the stated effective date. These standards and interpretations are not effective for and have not been applied in the preparation of these financial statements:

International Accounting Standards (IFRS/IASs)
Effective date

IFRS 7	Financial instruments: disclosures	1 January 2007
IAS 1	Amendment – presentation of financial statements: capital disclosures	1 January 2007
IAS 21	Amendment – net investment in foreign operation (Yet to be adopted by the EU)	1 January 2006
IAS 39	Fair value option	1 January 2006
IAS 39	Cash flow hedge accounting of forecast intra-group transactions	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – financial guarantee contracts	1 January 2006

IFRIC Interpretations

IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests arising from decommissioning, restoration and environmental rehabilitation funds	1 January 2006
IFRIC 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment	1 December 2005
IFRIC 7	Applying the restatement approach under IAS 29 – financial reporting in hyperinflationary economies (Yet to be adopted by the EU)	1 March 2006
IFRIC 8	Scope of IFRS 2 (Yet to be adopted by the EU)	1 May 2006
IFRIC 9	Reassessment of embedded derivatives (Yet to be adopted by the EU)	1 June 2006

The Company does not anticipate that the adoption of these standards and interpretations will have a material impact on the Company's financial statements on adoption.

2. Segmental reporting

Analysis by geographical segment

The whole of the Company's revenue and loss before taxation arise within the UK. Similarly, all net assets are in the UK with the exception of the investment held in Harrell Hospitality Group Inc., a Company based in the USA, 2006: £Nil (2005: £Nil). The investment held in Coolcharm Gold Mining Company Limited, has purchased mineral rights in the USA. The Company held 3.09% of Coolcharm Gold Mining Company Limited's issued share capital at 30 September 2006 and is accounted for as an available for sale investment and as a UK investment Company, therefore considered a UK operation.

2. Segmental reporting continued

Analysis by business segment

Based on an analysis of risks and returns, the Directors consider that the Company has only one identifiable business segment; investing activities. The Directors consider that no further segmentation is appropriate.

Year ended 30 September 2006	Investing activities £'000	Central costs £'000	Total £'000
Continuing activities			
Revenue	—	—	—
Administrative expenses	—	(131)	(131)
Operating loss	—	(131)	(131)
Interest receivable and similar income	—	4	4
Loss for the year	—	(127)	(127)
Financial assets:			
- property, plant and equipment	—	2	2
- available for sale investments	94	—	94
Trade and other receivables	—	86	86
Cash and cash equivalents	—	83	83
Total assets	94	171	265
Financial liabilities			
Trade and other payables	—	(47)	(47)
Total liabilities	—	(47)	(47)

Year ended 30 September 2005	Investing activities £'000	Central costs £'000	Total £'000
Continuing activities			
Revenue	—	—	—
Administrative expenses	—	(83)	(83)
Operating loss	—	(83)	(83)
Interest receivable and similar income	—	6	6
Loss for the year	—	(77)	(77)
Financial assets:			
- property, plant and equipment	—	—	—
- available for sale investments	—	—	—
Trade and other receivables	—	99	99
Cash and cash equivalents	—	3	3
Total assets	—	102	102
Financial liabilities			
Trade and other payables	—	(28)	(28)
Total liabilities	—	(28)	(28)

3. Interest receivable and similar income

	2006 £'000	2005 £'000
Interest on bank deposits	**2**	2
Interest on loans	**2**	4
	4	6

4. Loss before taxation

The following items have been included in arriving at operating loss:

	2006 £'000	2005 £'000
Employee benefit expense	**18**	27
Auditors' remuneration:		
- audit services	**7**	6

Remuneration of the Company's auditors for provision of non-audit services to the Company includes accountancy, taxation and other advice. It is cost effective for the Company that such services are provided by its auditors in view of their knowledge of the Company's affairs going back a number of years.

5. Taxation

There is no tax charge in the year due to the loss for the year.

Factors affecting the tax credit:

	2006 £'000	2005 £'000
Loss on ordinary activities before tax	**(127)**	(77)
Loss on ordinary activities at standard rate of corporation tax in the UK of 30%	**(38)**	(23)
Effects of:		
Excess management expenses carried forward	**36**	23
Expenses not deductible for tax purposes	**2**	—
Tax charge for the financial year	**—**	—

The Company has tax losses in respect of excess management expenses of £1,095,541 (2005: £969,253) available for offset against future Company income.

6. Employees and Directors

Employment costs

Key management and Directors emoluments

Key management for the purposes of this disclosure comprise the Directors of the Company. These Directors include management, which perform the following functions for the Company:

	Position representative	
Function	**2006**	2005
Executive Chairman	**S A Komlósy**	S A Komlósy
Executive Director	**G M Thompson**	G M Thompson
Finance Director	**J J May FCA**	J J May FCA
Executive Director	**H Crosby**	—
Non Executive Director	**P M Hughes**	P M Hughes
Non Executive Director	**E Mond**	E Mond

Directors' emoluments comprise fees paid to the Directors and fees paid to third parties for the Directors' services. The amounts paid for their services are detailed below:

	2006 £'000	2005 £'000
S A Komlósy	**—**	—
G M Thompson	**—**	3
J J May FCA	**—**	—
H Crosby	**2**	—
P M Hughes	**11**	12
E Mond	**5**	12
Total employment costs	**18**	27

7. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. Share warrants do not have a dilutive effect.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

Financial year ended 30 September 2006	Earnings £'000	Weighted average number of shares 000	Per share amount pence
Basic EPS			
Earnings attributable to ordinary shareholders	(127)	149,227	(0.09)
Effect of dilutive securities	—	—	—
Diluted EPS			
Adjusted earnings	(127)	149,227	(0.09)

7. Earnings per share continued

Financial year ended 30 September 2005	Earnings £'000	Weighted average number of shares 000	Per share amount pence
Basic EPS			
Earnings attributable to ordinary shareholders	(77)	139,734	(0.06)
Effect of dilutive securities	—	—	—
Diluted EPS			
Adjusted earnings	(77)	139,734	(0.06)

8. Tangible fixed assets

Equipment

Cost or valuation	Total £'000
At 1 October 2005	—
Additions	2
At 30 September 2006	**2**
Provisions	
At 1 October 2005	—
Depreciation	—
At 30 September 2006	**—**
Net book value	
At 30 September 2005	—
At 30 September 2006	**2**

9. Investments

Shares in group undertakings

Cost or valuation	Total £'000
At 1 October 2005	3,242
Disposals	(3,242)
At 30 September 2006	**—**
Provisions	
At 1 October 2005	3,242
Disposals	(3,242)
At 30 September 2006	**—**
Net book value	
At 30 September 2005	—
At 30 September 2006	**—**

Netcentric Systems plc held 100% of the ordinary shares and voting rights of Netcentric Systems (Europe) Limited, a Company incorporated in England and Wales. On 27 June 2006 this Company was dissolved.

9a. Available for sale investments

Cost or valuation	Unlisted investments £'000	Total £'000
At 1 October 2005	30	30
Additions	94	94
At 30 September 2006	**124**	**124**
Provisions		
At 1 October 2005 and at 30 September 2006	30	30
Net book value		
At 30 September 2005	—	—
At 30 September 2006	**94**	**94**

Details of unlisted investments

Name	Shares held Number	Percentage holding %	Average cost per share pence	Cost £'000
Equity securities US	97,518	0.78	31	30
Equity securities UK	471,070	3.09	20	94

The Directors have provided in full for the investment in equity securities in the US due to the uncertain future of the Company. The equity securities UK are classed as investing activities within note 2.

10. Trade and other receivables

	2006 £'000	2005 £'000
Amounts owed by related parties	**14**	92
Other receivables	**4**	—
Prepayments and accrued income	**68**	7
	86	99

Details of amounts owed by related parties are set out in note 19.

11. Cash and cash equivalents

	2006 £'000	2005 £'000
Cash at bank and in hand	**83**	3
	83	3

	2006	2005
Effective interest rate on short term bank deposits (%)	**0.95**	1.30

Cash includes the following for the purposes of the cash flow statement:

	2006 £'000	2005 £'000
Cash and cash equivalents	**83**	3
	83	3

12. Trade and other payables

Current	2006 £'000	2005 £'000
Trade payables	**27**	—
Other payables	**12**	12
Accruals	**8**	16
	47	28

Other payables relates to dividends payable on ordinary shares.

13. Deferred tax assets and liabilities

Unrecognised losses

The Company has not provided deferred tax for excess management expenses. These remain un-provided as it is not anticipated that the Company will make qualifying profits against which these may be offset in the foreseeable future, but they are available indefinitely for offset against future taxable income.

	2006 £'000	2005 £'000
Excess management expenses	**1,096**	969

14. Share capital

	2006 £	2005 £
Authorised		
500,000,000 ordinary shares of 0.005 pence each	**2,500,000**	2,500,000
	2,500,000	2,500,000
Issued and fully paid		
At 1 October 2005	**698,673**	698,673
Allotted for cash during the year	**133,000**	—
166,334,602 ordinary shares of 0.005 pence each	**831,673**	698,673

15. Share warrants

Date granted	Option price per share (pence)	30 September 2006 Number	30 September 2005 Number
22 July 2002	0.817	**2,868,372**	20,078,604
	0.817	**2,868,372**	20,078,604

The warrants granted on 22 July 2002 confer the right to subscribe in cash for ordinary shares as is equal to 20% of the issued ordinary share capital. These warrants are exercisable in each of the 30 day periods following the announcement of the final and interim results of the Company in respect of each and any of the years 2002 to 2007 inclusive. On 12 September 2006 17,210,232 of the warrants were tendered for surrender, pending a new acquisition for the Company and the issue of a new warrant scheme for the Company.

15. Share warrants continued

	2006 £'000	2005 £'000
Warrants – 22 July 2002		
At 1 October 2005	**20,078,604**	20,078,604
Surrendered during the year	**(17,210,232)**	—
At 30 September 2006	**2,868,372**	20,078,604

16. Statement of changes in shareholders' equity

	Share capital £'000	Share premium account £'000	Retained earnings £'000	Total £'000
Balance at 1 October 2004	699	50	(598)	151
Retained loss for the financial year	—	—	(77)	(77)
At 30 September 2005	699	50	(675)	74
Retained loss for the financial year	—	—	(127)	(127)
Shares issued	133	162	—	295
Costs incurred in share issue	—	(24)	—	(24)
At 30 September 2006	**832**	**188**	**(802)**	**218**

17. Cash generated from operations

Continuing operations	2006 £'000	2005 £'000
Loss for the financial year	**(127)**	(77)
Interest income	**(4)**	(6)
Changes in working capital		
Decrease/(increase) in trade and other receivables	**13**	(61)
Increase/(decrease) in trade and other payables	**19**	(21)
Cash generated from continuing operations	**(99)**	(165)
Cash generated from operations	**(99)**	(165)

18. Ultimate controlling undertaking

There is no ultimate controlling undertaking.

19. Related party disclosures

Information in respect of key management is given in note 6.

Financial year ended 30 September 2006

Stephen Komlósy, John May and Gerard Thompson, Directors of the Company, were also Directors of Coolcharm Gold Mining Company Ltd. (Coolcharm) during the year ended 30 September 2005. During the year ended 30 September 2005 the Company made a loan to Coolcharm of £88,699 to earn interest on Company cash.

On 20 March 2006, following the appointment of Howard Crosby to the Board as an Executive Director, the Company received 471,070 0.0001 pence ordinary shares in Coolcharm. In settlement of its debt from that Company of £94,167. A condition of the original loan was that the Company had the right to convert into Coolcharm shares.

During the year ended 30 September 2006 the Company made a further advance to Coolcharm of £13,122 to earn interest on Company cash. At the year end Coolcharm owed the Company £13,122. This unsecured loan is repayable on demand and interest is charged at 6% per annum.

20. Post balance sheet events
The Company has prepared a reverse takeover, placing and readmission to AIM document where the Company aims to raise at least £817,000 after expenses. As part of the reverse takeover the Company will acquire 100% of the share capital of The Oil Mining Company Inc.

21. Reconciliation of net assets and profit under UK GAAP to IFRS
Netcentric Systems plc reported under UK GAAP in its previously published financial statements for the year ended 30 September 2005. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 30 September 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for this Company, being 1 October 2004.

Reconciliation of equity at 1 October 2004
(Date of transition to IFRS)

	Previous GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
ASSETS			
Non-current assets			
Property, plant and equipment	—	—	—
Available for sale investments	—	—	—
	—	—	—
Current assets			
Trade and other receivables	38	—	38
Cash and cash equivalents	162	—	162
	200	**—**	**200**
LIABILITIES			
Current liabilities			
Trade and other payables	(49)	—	(49)
	(49)	**—**	**(49)**
Net current assets	**151**	**—**	**151**
Net assets	**151**	**—**	**151**
SHAREHOLDERS' EQUITY			
Share capital	699	—	699
Reserves	(548)	—	(548)
Total equity	**151**	**—**	**151**

21. Reconciliation of net assets and profit under UK GAAP to IFRS continued

Reconciliation of equity at 30 September 2005

	Previous GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
ASSETS			
Non-current assets			
Property, plant and equipment	—	—	—
Available for sale investments	—	—	—
	—	—	—
Current assets			
Trade and other receivables	99	—	99
Cash and cash equivalents	3	—	3
	102	**—**	**102**
LIABILITIES			
Current liabilities			
Trade and other payables	(28)	—	(28)
	(28)	**—**	**(28)**
Net current assets	**74**	**—**	**74**
Net assets	**74**	**—**	**74**
SHAREHOLDERS' EQUITY			
Share capital	699	—	699
Share premium account	50	—	50
Retained earnings	(675)	—	(675)
Total equity	**74**	**—**	**74**

21. Reconciliation of net assets and profit under UK GAAP to IFRS continued
Reconciliation of equity at 30 September 2006

	Previous GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
ASSETS			
Non-current assets			
Property, plant and equipment	2	—	2
Available for sale investments	94	—	94
	96	**—**	**96**
Current assets			
Trade and other receivables	86	—	86
Cash and cash equivalents	83	—	83
	169	**—**	**169**
LIABILITIES			
Current liabilities			
Trade and other payables	(47)	—	(47)
	(47)	**—**	**(47)**
Net current assets	**122**	**—**	**122**
Net assets	**218**	**—**	**218**
SHAREHOLDERS' EQUITY			
Share capital	832	—	832
Share premium account	188	—	188
Retained earnings	(802)	—	(802)
Total equity	**218**	**—**	**218**

21. Reconciliation of net assets and profit under UK GAAP to IFRS continued

Reconciliation of profit for the year ended 30 September 2005

	Note	Previous GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
Continuing operations				
Revenue		—	—	—
Cost of sales		—	—	—
Gross profit		**—**	**—**	**—**
Administrative expenses		(83)	—	(83)
Operating loss		**(83)**	—	**(83)**
Interest receivable and similar income	5	6	—	6
Loss before taxation		**(77)**	**—**	**(77)**
Taxation	7	—	—	—
Loss for the year	17	**(77)**	**—**	**(77)**

Reconciliation of profit for the year ended 30 September 2006

	Note	Previous GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
Continuing operations				
Revenue		—	—	—
Cost of sales		—	—	—
Gross profit		**—**	**—**	**—**
Administrative expenses		(131)	—	(131)
Operating loss		**(131)**	**—**	**(131)**
Interest receivable and similar income	5	4	—	4
Loss before taxation		**(127)**	**—**	**(127)**
Taxation	7	—	—	—
Loss for the year	17	**(127)**	**—**	**(127)**

Notice of Annual General Meeting

TomCo Energy Plc (Incorporated in the Isle of Man with registered number 36210C)

Notice is given that an Annual General Meeting (AGM) of the members of the Company will be held at 10 am on 21 March 2007 at 26 Mount Row, London W1K 3SQ for the purpose of considering and, if thought fit, passing the following resolutions:

Ordinary resolutions

1. To receive the Company's annual accounts for the financial year ended 30 September 2006 together with the last Directors' report, the last Directors' remuneration report, the auditors' report on those accounts and the auditable part of the remuneration report.
2. To increase the share capital of the Company from £3,000,000 to £5,000,000 by the creation of 400,000,000 new ordinary shares of 0.5 pence each.
3. To re-appoint Paul Hughes as a Director of the Company who has been appointed since the last AGM.
4. To re-appoint John Ryan as a Director of the Company who has been appointed since the last AGM.
5. To re-appoint Stephen Komlósy as a Director of the Company who retires by rotation.

Special resolution

6. Conditional upon the passing of resolution 2, the Articles of Association of the Company be amended as follows:

a) the following words in Articles 3.2(a) be deleted:

"the earlier of the conclusion of the Annual General Meeting of the Company in 2008 or the date falling 15 months from the date of the passing of the resolution to amend these Articles";

and the following words be substituted for them:

"the earlier of the conclusion of the Annual General Meeting of the Company in 2009 or the date falling 15 months from the date of the passing of the resolution amending the Articles."

b) the following words in Article 3.2(b) to be deleted:

"a nominal amount of £892,826.99";

and the following words be substituted for them:

"a nominal amount of £2,000,200".

John May
Company Secretary
16 February 2007

Registered office:
2nd Floor
Sixty Circular Road
Douglas
Isle of Man IM1 1SA

Notes:

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy and (in the case of an instrument signed by an agent of the member who is not a corporation) the authority under which such an instrument is signed or an office copy or duly certified copy must be deposited at the Registrars, Computershare Investor Services PLC, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. A prepaid form of proxy for use in respect of the meeting is enclosed.
3. Completion of a form of proxy will not prevent a member from attending and voting in person.
4. Members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members 48 hours before the time appointed for the meeting or any adjourned meeting.

Form of proxy

TomCo Energy Plc (Incorporated in the Isle of Man with registered number 36210C)

I/we am/are a member of the Company, entitled to attend and vote at any general meeting of the Company. I/we appoint the person named below, or failing him/her the Chairman of the meeting, as my/our proxy to vote on my/our behalf at the Extraordinary General Meeting of the Company to be held at the following place and time, and at any adjournment and on any proposed amendments to the resolutions:

Name of member:	
Name of proxy:	
Place of meeting:	26 Mount Row, London W1K 3SQ
Date of meeting:	10 am on 21 March 2007

The proxy will vote on the following resolutions, as indicated:

Ordinary resolutions	**For**	**Against**
1. To receive the annual accounts.		
2. To increase the share capital of the Company.		
3. To re-appoint Paul Hughes as a Director.		
4 To re-appoint John Ryan as a Director.		
5. To re-appoint Stephen Komlósy as a Director.		
Special resolution		
6. To amend the Articles.		

Please indicate with an X in the space provided how you wish your votes to be cast on the resolution. If you sign and return this form without indicating how the proxy is to vote, he/she will have discretion to vote either way or to abstain.

Signature ....

Date: 2007

Notes

1. The form of proxy must be signed by the shareholder appointing the proxy or by his/her attorney authorised in writing. If the shareholder is a corporation, the form of proxy should be sealed with its common seal or signed by an officer or an attorney of the corporation or other person authorised to sign it.
2. The return of this form will not prevent a member from attending in person and voting at the meeting.
3. In the case of joint shareholders, the person whose name appears first in the register of members has the right to attend and vote at general meetings to the exclusion of all others.
4. To be valid this form of proxy and the authority (if any) under which it is executed or a certified copy of such authority must be lodged with the Company's registrars not later than 48 hours before the time of the meeting or adjourned meeting.

   By post, please complete and return to: Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA

   By hand delivery, please complete and return to: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE third fold and tuck in

first fold



BUSINESS REPLY SERVICE
Licence No. SWB 1002

1

Computershare Investor Services PLC
PO Box 1075
Bristol
BS99 3FA

second fold

designed and produced by
the design portfolio
marketing services.
www.design-portfolio.co.uk

TomCo Energy Plc
(formerly Netcentric Systems plc)

2nd Floor
Sixty Circular Road
Douglas
Isle of Man IM1 1SA

END